

Mail Stop 3030

April 2, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. William A. Priddy, Jr.
Chief Financial Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina

      **Re: RF Micro Devices, Inc.
              Form 10-K for the Year Ended March 29, 2008
              File No. 000-22511**

Dear Mr. Priddy:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Kevin L. Vaughn
                     Accounting Branch Chief